

EXODO SPIRITS INTERNATIONAL CORP.

Exodo Tequila 2017Marketing Overview

Juan Carlos Hector

The Exodo Spirits Company has been providing customers with the finest quality ultra-premium-tequila for the last years and half. The business is primarily wholesale to area restaurants and liquor stores. We produced and Import the ultra-premium tequila directly from Jalisco Mexico. Exodo Tequila is made with the best weber blue agave from the finest selection of the high lands of Jalisco.

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The undersigned reader acknowledges that the information provided by Exodo Spirits International. Corp (DBA) The Exodo Spirits Co in this business/marketing plan is confidential; therefore, reader agrees not to disclose it without the express written permission of Exodo Spirits International Corp.

It is acknowledged by reader that information to be furnished in this business plan is in all respects confidential in nature, other than information which is in the public domain through other means and that any disclosure or use of same by reader may cause serious harm or damage to Exodo Spirits International Corp.

Upon request, this signed (NDA) Non-Disclosure Agreement document is to be immediately returned to Exodo Spirits International Corp. (DBA) The Exodo Spirits Co. 1701 Pennsylvania Avenue NW Washington, DC 20006. and/or to: CWP Consulting Inc. Att: Tina Latimer 1505 22nd Street NW Washington, DC 20036. and/or to: Burk & Reedy LLP **Address:** 1818 N St NW #400, Washington, DC 20036

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This is a business/marketing plan. It does not imply an offering of securities.

Strategic Marketing Plan for Exodo Spirits Company 2017 in Association with TriVisoin Studios and Legacy Entertainment Inc.

In 2016 Spirit Sales in US based on 9 Liter Cases (in thousands) Category Sales Volume Percent of Market:

Vodka 65,184   32%
Whiskey 49,656   25%
Rum 25,498   13%
Liqueurs 21,236   11%
Tequila 12,326   6%
Brandy 10,993   5%
Gin 10,728   5%
Mixers 6,261   3%
Total 201,882   100%

TEQUILA vs. THE SPIRITS

MARKET STRUCTURE.
Vodka, Rum, Whiskey, Tequila, Brandy, Gin, Ultra-Premium, Super-Premium and Premium Value.
Tequila Brands: El Tesoro, Don Julio, Patron, Cazadores, Milagro, Jose Cuervo Sauza 1800Tequila, Juarez and Montezuma.

PRICE vs. DESIRABILITY, PRICE DESIRABILITY.
SOURCES of VOLUME.
Segment Example% of Customers From Segment Forecast Sales 2016 (in thousands) Projected Sales (in thousands) Super Premium Tequila Consumers.
Patron 4% 2,156 (86.24 Upgraded Tequila Consumers)
Jose Cuervo 4% 2,959 118.36 Lost market share to Premium Tequila Brands
Premium Clear Spirits Consumers Grey Goose 1% 5,585 55.85
Image Brand Consumers Absolut/Ciroc 1% 6,734 67.34
Total 327.79

POSITIONING STATEMENT.
To the 25-55 year old social and cultural influencers, Exodo Tequila is a premium brand that reflects your unique personalities and ambition, while enhancing perception of tequila through invigorating sensory experiences; Exodo is exciting life styles "A sense for the consumer.

EXODO TEQUILA THE BRAND.
Silver, flavored tequila and core tequila Reposado and Anejo from 100% pure blue agave

Produced in the highlands of Jalisco, Mexico Lighter, sweeter taste due to distillation process Priced in "super premium" category: $39.99-$65.99 Suggested Retail Price.

Eventual launch of " Reposado and Anejo Tequila Initially focus on on-premise, then move to retail stores. FL, GA, SC, NC, VA, DC, MD, DE, NJ and New York.

INTERNATIONAL LAUNCH.
Guam & Islands: Majuro, Ebeye, Kosrae, Pohnpei, Chuuk, Yap and Rota.

THE PRODUCT.
Exodo Tequila was brought to life in early 2011 on the back roads of Guanajuato Mexico, at the house of a good friend Sergio and Margarita Rivera, in Mexico. After what seemed like many years of searching for the right business concept, Mr. Hector was introduced to a very different type of tequila, nothing like he experienced in the United States before for a tequila with no brand name, but good enough quality to serve at the Baptist party for young Julio Raso that turned one year old that day too.

Young Julio dad called the tequila Julio Raso in honor to his son, he tasted the tequila and asked to bring couple of bottles back to the States, he called a few friends over for dinner and introduced them to the tequila, to his surprise everyone asked what was the brand name. He told them that it has no name yet, but at that moment the idea came alive to create his own brand of tequila and import to the U.S. That's how the business idea was brought to life.

After that dinner at his house, many trips had been made to Mexico and Puerto Rico to learn the secrets from Bacardi Rum. The beginning of the Exodo Road was long, confusing and full of many, many disappointments' and dangers road trips, since then he bought the original formula of Cabo Wabo from Sammy Hagar and started The Exodo Spirits Company. Also, the Exodo Road started late 2011 with original Master Distiller from Cabo Wabo (Mr. Ramirez and Mr. Gonzales) two good friends and fantastic tequila makers that have been involved in the industry since 1957. Although, some of the original players have changed since the birth and rise of Cabo Wabo FORMULA NOM1467 and now Exodo NOM1467 Formula is the same for the CORE tequilas, it continues to grow each day hand made and supervised by a well-established professionals and employees with deep roots on the highland fields of Jalisco Mexico.

Since 2011 Exodo has produced it's very own Exodo Silver, Reposado and Añejo entrenched in history and firmly rooted in its origin. If this isn't enough, according to Aztec legend, tequila was considered 'a gift from the Gods'. So grab a shot of this holy liquid. The blend of geography and human touch are unique to the region, and is essential to tequila production.

Exodo Tequila is known by its smooth, no after-burn sensation flavors sustaining its respect of the long-standing tequila traditions that made it the drink of choice of the wise and venerated mystics. Mr. Hector's say is-"we do not cut corners or sacrifice quality over quantity like other brands. Exodo Tequila is nothing less than 100% pure blue Weber Agave from the Highlands of beautiful Jalisco". Exodo Tequila is originally created with stickler for authenticity and handcrafted quality; award-winning brand 2014-2015 comes in three core marquees Silver, Reposado, and Añejo. It also has a line of silver- flavored tequilas peach and watermelon and tequila liqueurs. Exodo is acknowledged as one of the finest Clearly Different tequilas in the market today.

TARGET MARKETS.
Total Tequila Drinkers: Drank in last 6 months:
California 1,597,881
Texas 1,151,606
New York 908,271
Florida 907,867
Illinois 601,624

Exodo Spirits Target market within the next 24 months 6 large urban markets with: high volume of tequila drinkers, sizeable Hispanic population, influential cultures, lively nightlife and entertainment

BRAND LAUNCH.
TARGET MARKETS 2017-2018:
Los Angeles
San Francisco
Miami
New York City
Chicago
Houston

LAUNCH MARKETING SPENDING SPLIT COST BY SEGMENT.
10% 25% 39% 24% 2% 1% Radio (120K) Trade (75K) Experiential Clubbing Support (40K) Digital (51K) PR (61K) Out of Home Marketing Related Expenses (104K)
Total Budget = $451k

360° MARKETING THREE DIMENTIONAL APPROCH.
Experiential Events Concerts Art Exhibitions Nightlife Mobile Apps Interactive Contests/Giveaway Out of Home Digital Music Street Art Point of Sale Consumer Education Customization of the Exodo Brand Ambassadors 6Radio Product Seeding Social Media Digital Content.

EXODO MARKETING EDUCATION PLAN.
Reflects the vibrant personalities & lifestyle of consumers and conveys it in a tequila that stimulates memorable experiences Transform the negative perception of tequila into a more refined image Become a "top of mind" choice amongst influential alcohol consumers Integrate brand into the lives of our target consumers.

GOALS APPROACH.
Educate/mentor consumers on how to identify & appreciate premium tequila establishing credibility with consumers Focus majority of resources on digital, experiential, and on-premise marketing Establish strong presence in 6 key urban markets Develop partnerships with brand ambassadors that embody brand's values Shift consumption method to sipping & cocktails.

TEQUILA NEGATIVE STEREO TYPE.
Closely associated with wild Spring Break Parties Widespread notion that tequila has a poor taste is cheap quality, burns, and causes bad hangovers "Premium" tequilas is growing, but still not top of mind.

APPROACH:
CONSUMER EDUCATION.
Tasting Events Held in target markets, guests signup online Exodo Master Distiller walks guests through the craftsmanship, explaining the premium elements Guests learn about the heritage behind Exodo Tequila, how to differentiate it, ways to appreciate premium tequila Results: raises consumer tequila IQ, familiarizes them with Exodo, allows them to taste, utilize contact information to do direct marketing Original Viral Content Produce online video content showcasing history and heritage Behind the scenes clips of the production process Content could be conveniently viewed and shared Results: consumers learn about the building blocks of Exodo in an engaging way, drives social media activity when content is shared, quickly reach a large audience.

MARKETING PLAN GOAL.
Bartenders are key touch points and trusted resources for alcohol consumers, Exodo Tequila School leverages them as "professors" on tequila Events posted on social media, where guests also RSVP "Professors" teach guests how to mix Exodo infused cocktails and how to appreciate super premium tequila Broadcast "course" online, encourage interaction from viewers through live chat/ tweets Share recipes on website/ social media Results: allow consumers to taste, introduce consumers to new ways to consume Exodo tequila, develop signature cocktails, build relationships with influential mycologists, generate social media fan base, leave impression of the brand.

ACTION:
CONSUMER EDUCATION.
Exodo Tequila School for Bartenders and Brand Ambassadors.

MARKETING GOAL.
Be the tequila of choice.

MARKETING PLAN CHALLENGE INTENSE COMPETITION.
Well over 1,269 brands of tequila registered in Mexico; the Category dominated by Jose Cuervo (27% market share), Patron (15%), and Sauza (14%) Tequila is not as popular as vodka, whiskey and rum.

MARKETING PLAN APPROACH: CONSUMERS NOTICE.
Label Design Contest Consumers submit designs online Exodo selects 10. Public votes for their favorite on Exodo website Top 1 labels get limited production Results: generate excitement, social media activity, word of mouth, & PR, establish brand' secretive identity, connect with consumers the Exodo bottle.

MARKETING PLAN GOAL.
Limited Edition Packaging Special edition bottles designed by different artists (local and known) Limited production Creates demand and collectability element Artists/ designs/ retail locations announced through social media Results: creates demand, builds social media following, association with artists, builds relationships with retailers.

APPROACH:
MAKE CONSUMERS NOTICES.
Strategic Sponsorships Leverage sponsorships of concerts, festivals, & cultural events to reach target audience. Sponsor industry trade shows. Reach consumers in high traffic environment, build awareness, associate Exodo with art, music, fashion& good times, allow consumers to samples.

MARKETING PLAN- GOAL APPROACH:
MAKE CONSUMERS NOTICE.
Digital Search Claim specific keywords/ be included in top search results on Google, Bing, Yahoo Examples:
• Brand/Tequila Keywords: Exodo, Exo, Ex, X Tequila.
• Competitive Search Terms: 1800, Jose Cuervo, Patron.
• Nightlife/Culture Search Terms: Nightlife in NYC, Nightlife in New York, Night Life in Chicago, Bars in NYC, Bars in New York, Bars in Chicago, Bars in LA, Bars in LosAngeles, Clubs in LA, Clubs in Los Angeles, Clubs in Dallas, Clubs in Miami, Concerts in New York, Concerts in Chicago.

MARKETING PLAN.
GOAL APPROACH:
MAKE CONSUMERS NOTICE.
Mysterious Exodo Pre- launch, Exodo signs, posters, mural, stickers are found all over target cities Accompanying "#whatisExodo?"& Website address with teaser content. Consumers encouraged seeking out/take pictures of Exodo for prizes.

Results: generates curiosity &excitement, establish ownership of "Exodo" drive social media following.

MARKETING PLAN GOAL.
Integrate into the lifestyle of the consumers.

MARKETING PLAN CHALLENGE:
CONSUMERS AREPICKY WITH BRANDS.
Target influencer demographic is selective of the brands they associate with Knowledgeable of trends Express themselves through their choices in fashion, music, art, parties, overall lifestyle.

MARKETING PLAN GOAL.
APPROACH: Life style Integration Brand Ambassadors, Partner with individuals who convey creativity, individualism, and good taste Choose up & coming artists, creative's, designers with strong social followings and buzz.
• Celebrities & local figures
• Ambassadors host, perform, promote events, participate in creative direction of brand
• Results add personality/ face to the brand, gives consumers personal connection, piggy back off ambassadors followings, create content, expands Exodo past being only a tequila brand.

MARKETING PLAN GOAL.
APPROACH:
LIFE STYLE INTEGRATION.
Inform consumers of a free concerts, advise them to follow Exodo' social media for details. Details of show (time, place, performer) are kept secret until 4 hours before show-time To RSVP, people have to answer a simple question (i.e. "What excites you?") and the best, immediate responses gain entry. Invite bloggers, celebrities, and influencers to generate PR. Concerts held in intimate venue. Exodo is promoted on-premise, with sampling opportunities Brand ambassador performs exclusive, which can download on Exodo website pictures, video content posted on social/ digital outlets Results: create memorable experience for consumers, associates the brand with artists, builds social media following, and generates PR/ buzz due to mysteriousness exclusivity of the shows."Exodo Secret Shows".

MARKETING PLAN- GOAL.
APPROACH:
LIFE STYLE INTEGRATION
Digital Presence Blog Relationships Utilize influential lifestyle blogs to promote Exodo by inviting to events Digital Music Play lists Partner with Spotify/Pandora to curate music play lists featuring brand ambassadors and other favorite artist Original Content Produce videos, music, artwork with ambassadors and consumers to share on content outlets YouTube and Tumbler Social Media Engagement Use Facebook, Twitter,

Instagram to "converse" with consumers and engage consumers after using product/ going to events.

LIFE STYLE INTEGRATION.
Digital Presence.
Sport Radio Adds, TV Spot Commercials, TV Shows.
APPROACH:
LIFE STYLE INTEGRATION.
More tequila is consumed on Cinco de Mayo than on any other day of the year Cinco de Mayo has grown to more of a big party and has lost that cultural aspect. Exodo de Mayo celebrates Mexican heritage, with tequila as a compliment, not the focus. Outdoor event that blends traditional and modern Mexican culture. Exodo brings together chefs, artists, and performers. All ages event with specific areas for 21+ to buy Exodo product. Results: develop stronger link to Hispanic community, celebrate brand heritage, and build relationship with business.

MUST HAVES.
Experiential Digital
Clubs-Bars Awareness'
Trade Representation
Radio Adds
Out of Home Public Relation

CONTACT INFORMATION

Juan Carlos Hector
jhector@exodospirits.com
321.246.3621

Tina Latimer
tlatimer@cwpconsulting.com
(202) 660-8271
(202) 905-0171
(202) 629-0953